UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

BlackBerry Limited
(Name of Issuer)

COMMON SHARES
Title of Class of Securities)

09228F103
(CUSIP Number)

January 24, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
FIFTHDELTA LTD

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
30,077,058

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
30,077,058

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,077,058

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.14%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
FI, CO

* The percentage of shares beneficially owned as set forth in row 11 above is based on 585,350,929 Common Shares issued and outstanding as of December 18, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended November 30, 2023, as filed with the Securities and Exchange Commission on December 21, 2023.

Item 1(a).	Name of Issuer:

 BlackBerry Limited (the "Issuer")

Item 1(b).	Address of Issuer's Principal Executive Offices:

2200 University Ave East, Waterloo, Ontario Canada N2K 0A7

Item 2(a).	Name of Persons Filing:

This Schedule 13G is being jointly filed by FIFTHDELTA LTD (the "Manager"), a private limited company organized under the laws of England and Wales and FIFTHDELTA Master Fund Limited (the "Master Fund"), an exempted company incorporated in the Cayman Islands with limited liability with respect to the ownership of ordinary shares of the Issuer (the "Shares") by the Master Fund.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of the Manager is:

15 Sackville Street, 1st Floor
London W1S 3DJ
United Kingdom

The address of the principal business office of the Master Fund is:

c/o Walkers Corporate Limited
190 Elgin Avenue
George Town, Grand Cayman
KY1-9008
Cayman Islands

Item 2(c).	Citizenship:

 The Manager is organized under the laws of the United Kingdom.

 The Master Fund is organized under the laws of the Cayman Islands.

Item 2(d).	Title of Class of Securities:

Common Shares

Item 2(e).	CUSIP Number:

 09228F103

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or
240.13d-2(b) or (c), Check Whether the Person Filing Is a(n):

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

  A.  FIFTHDELTA LTD

(a)	Amount beneficially owned: 30,077,058

(b)	Percent of class: 5.14%*

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 30,077,058

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 30,077,058

   B.  FIFTHDELTA Master Fund Limited

(a)	Amount beneficially owned: 30,077,058

(b)	Percent of class: 5.14%*

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 30,077,058

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 30,077,058

*The beneficial ownership percentage reported herein is based on 585,350,929 Common Shares issued and outstanding as of December 18, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended November 30, 2023, as filed with the Securities and Exchange Commission on December 21, 2023.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

 Not Applicable

Item 8.	Identification and Classification of Members of the Group.

 See Exhibit 1

Item 9.	Notice of Dissolution of Group.

 Not Applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RULE 13-d-1(k)(1) AGREEMENT

The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the securities of the Issuer, and do hereby further agree that said Statement on Schedule 13G shall be filed on behalf of each of them.

Date: January 26, 2024

FIFTHDELTA LTD

By:	/s/ Natasha Newbold
Name: Natasha Newbold
Title: Chief Compliance Officer; Authorised Signatory

FIFTHDELTA MASTER FUND LIMITED

By:	/s/ Linburgh Martin
Name: Linburgh Martin
Title: Director

Attachment A

1. Items 4(a) and (b) of Schedule 13G

 As of  January 24, 2024, the Master Fund was the legal owner of 30,077,058 Shares.  Based on there being 585,350,929 Shares outstanding as of December 18, 2023, the Master Fund's holding represents approximately 5.14% of the outstanding Shares.

The Manager serves as investment manager to the Master Fund and has discretionary and voting power over the Shares held by the Master Fund. Accordingly, the Manager may be deemed to be the beneficial owner of 30,077,058 Shares which are held by the Master Fund.

The Manager disclaims beneficial ownership of the Shares of the Issuer held by the Master Fund, except to the extent of any pecuniary interest therefrom, and this report shall not be deemed to be an admission that it is the beneficial owner of such securities.

2. Item 4(c) of Schedule 13G

As of January 24, 2024, each of the Manager and the Master Fund may be deemed to have the power to vote or to direct the voting of and to dispose or to direct the disposition of the 30,077,058 Shares held by the Master Fund.

The Manager disclaims beneficial ownership of the Shares of the Issuer held by the Master Fund, except to the extent of any pecuniary interest therefrom, and this report shall not be deemed to be an admission that it is the beneficial owner of such securities.

Exhibit 1
AGREEMENT

The undersigned hereby agree as follows:

(i)  Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii)  Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: January 26, 2024

FIFTHDELTA LTD

By:	/s/ Natasha Newbold
Name: Natasha Newbold
Title: Chief Compliance Officer; Authorised Signatory

FIFTHDELTA MASTER FUND LIMITED

By:	/s/ Linburgh Martin
Name: Linburgh Martin
Title: Director